September 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Astra Space, Inc.

Registration Statement on Form S-3 (File No. 333-274426), as amended by Pre-Effective Amendment No. 1

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Astra Space, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., eastern time, on Wednesday, September 27, 2023, or as soon thereafter as is practicable.

The Company hereby authorizes Katheryn A. Gettman, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Gettman at (612) 260-9075.

Very truly yours,

ASTRA SPACE, INC.

/s/ Axel Martinez
Axel Martinez
Chief Financial Officer